EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Three Months Ended March 31, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$403,413	1,622,982	1,492,644	1,325,652	1,210,917	2,702,735
Distributions greater than (less than) equity in earnings of affiliates	1,489	6,648	2,622	5,343	4,970	1,012
Previously capitalized interest charged to earnings during period	4,263	18,061	18,757	29,401	26,954	20,385
Interest and expense on indebtedness, excluding capitalized interest	13,640	14,932	40,700	34,728	24,391	42,152
Interest portion of rentals*	12,580	49,279	50,756	50,355	38,452	30,618

Earnings before provision for taxes and fixed charges	$435,385	1,711,902	1,605,479	1,445,479	1,305,684	2,796,902

Interest and expense on indebtedness, excluding capitalized interest	13,640	14,932	40,700	34,728	24,391	42,152
Capitalized interest	13,388	39,173	15,131	18,444	28,614	31,459
Interest portion of rentals*	12,580	49,279	50,756	50,355	38,452	30,618

Total fixed charges	$39,608	103,384	106,587	103,527	91,457	104,229

Ratio of earnings to fixed charges	11.0	16.6	15.1	14.0	14.3	26.8

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1